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                                                                  Rule 424(b)(3)
                                                              Reg. No. 333-46055



                                VECTOR GROUP LTD.

                       SUPPLEMENT DATED JANUARY 21, 2005
                       TO PROSPECTUS DATED APRIL 13, 2000

      The prospectus of Vector Group Ltd. ("Vector"), dated April 13, 2000, relating to Vector's common stock, $.10 par value per share, is hereby supplemented as follows:

                              SELLING STOCKHOLDERS

      The following table sets forth, as of January 18, 2005, certain information with respect to the ownership of Vector's common stock by Bennett S. LeBow and his affiliates and transferees (the "Selling Stockholders"), and supersedes the table set forth on page 10 of the prospectus relating to the Selling Stockholders. The Selling Stockholders named herein, or such Selling Stockholders' pledgees, donees, transferees or other successors in interest, may offer all or part of Vector's common stock which they hold pursuant to the offering contemplated by this prospectus.

                                         SHARES
                                           OF                                                SHARES
                                         COMMON                             SHARES             OF
                                          STOCK                               OF             COMMON
                                          OWNED                             COMMON            STOCK
                                          PRIOR           PERCENT           STOCK             OWNED             PERCENT
                                           TO                OF             BEING             AFTER               OF
            SELLING STOCKHOLDERS        OFFERING         CLASS (1)         OFFERED        OFFERING (2)         CLASS (1)
            --------------------      --------------     ---------       -----------      ------------         ---------
Bennett and Geraldine LeBow
           Foundation Inc.                94,678            0.2              94,678               --               --
LeBow, Bennett S.                     16,549,498 (3)       34.7          10,677,088        5,872,410 (3)         12.3
United Way of Miami-Dade                 200,000            0.5             200,000               --               --

-----------------

(1) Beneficial ownership determined in accordance with Rule 13(d)-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) The number of shares of common stock beneficially owned after the offering assumes (i) the sale of all shares covered by this prospectus and (ii) no other purchases or sales of shares by the Selling Stockholders.

(3) Includes 5,872,410 shares issuable upon exercise of currently exercisable options to purchase common stock.

      The shares shown in the table above as owned by Mr. LeBow include 10,310,055 shares held by LeBow Gamma Limited Partnership, a Nevada limited partnership, and 367,033 shares held by LeBow Alpha LLLP, a Delaware limited liability limited partnership. Mr. LeBow may sell certain of the shares for his own account. The shares held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to


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secure a margin loan to Mr. LeBow and may be sold by such pledgee. LeBow
Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. Mr. LeBow is a director, officer and sole shareholder of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc.

      In addition, pursuant to stock option grants in July 1998, November 1999 and January 2001, LeBow Gamma Limited Partnership, as assignee of Mr. LeBow, holds options to purchase 2,512,679 shares of Vector's common stock and LeBow Epsilon Investments Trust, as assignee of Mr. LeBow, holds options to purchase 3,359,731 shares. Mr. LeBow is the sole trustee of LeBow Epsilon Investments Trust. Except for the shares issuable upon exercise of such options, Mr. LeBow will not own any shares of Vector's common stock assuming the sale of all of the shares covered by this prospectus.

      The Bennett and Geraldine LeBow Foundation, Inc. is a Florida not-for-profit corporation, of which Mr. LeBow and family members serve as directors and executive officers. Shares held by the foundation are pledged to Goldman Sachs to secure a margin loan to the foundation and may be sold by such pledgee.

      Mr. LeBow is Chairman of the Board and Chief Executive Officer of Vector, VGR Holding Inc. and New Valley, and beneficially owns approximately 34.9% of Vector's common stock.

      On December 15, 2004, LeBow Gamma Limited Partnership transferred 200,000 shares of Vector's common stock to United Way of Miami-Dade as an advance on credit extended to such charitable institution. United Way of Miami-Dade may sell the shares pursuant to this prospectus.

                              PLAN OF DISTRIBUTION

      Any distribution of the shares by the Selling Stockholders, or by the Selling Stockholders' transferees, pledges, donees or other successors in interest, may be effected from time to time in one or more of the following transactions:

      - to underwriters who will acquire the shares for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time),

      - through brokers, acting as principal or agent, in transactions (which may include block transactions) on the New York Stock Exchange, in special offerings, exchange distributions under the rules of the applicable exchanges or in the over-the-counter market, or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices or at fixed prices,

      - directly or through brokers or agents in private sales at negotiated prices, or by any other legally available means,

      - by entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the Selling Stockholders,

      - by engaging in short sales of shares and delivering shares to cover such short positions,

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      -     by entering into option or loan transactions that require the
            Selling Stockholders to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer's own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer, or

      - by pledging shares to a broker-dealer and upon the default by the Selling Stockholder on the pledge the broker-dealer may sell the pledged shares pursuant to this prospectus.

      Any broker-dealer engaging in the transactions described above may be considered an "underwriter", as that term is defined by the Securities Act of 1933, as amended. Bennett S. LeBow and his affiliates and transferees may engage Jefferies & Company, Inc. ("Jefferies") or its affiliates in connection with these transactions.

      Underwriters participating in any offering made pursuant to this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in transactions may receive brokerage or agent's commissions or fees.

      In connection with offerings of convertible securities by Vector, the Selling Stockholders may enter into agreements to lend broker-dealers shares of Vector's common stock for the purpose of allowing such broker-dealers, in turn, to lend such shares to its customers (including the purchasers of the convertible securities) who may, from time to time, sell such shares short.

      On November 18, 2004, in connection with a private placement of up to $81,875,000 aggregate principal amount of 5% Variable Interest Senior Convertible Notes due 2011 sold by Vector to various private purchasers (the "Notes"), Mr. LeBow and LeBow Gamma Limited Partnership entered into a Master Securities Loan Agreement and accompanying letter agreement (the "Agreement") with Jefferies. Under the Agreement, LeBow Gamma Limited Partnership has agreed to lend Jefferies from time to time up to 3,472,875 shares of Vector's common stock held by LeBow Gamma Limited Partnership (the "Shares") for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers (including the purchasers of the Notes) who may, from time to time, sell such shares short. The Shares must be available for an initial period of 30 months. After the end of such initial 30-month period until November 15, 2011, the Shares also must be available during any period in which Mr. LeBow, any member of his immediate family and any person or group controlled by Mr. LeBow or any member of his immediate family (or any trust or partnership controlled by any of the foregoing), either individually or collectively, are beneficial owners of more than 50% of the aggregate ordinary voting power of us. Mr. LeBow and his affiliates have the right to assign to Howard M. Lorber, the President and Chief Operating Officer and a director of Vector, and his affiliates some or all of their obligation to lend the Shares under the Agreement.

      Jefferies is acting as placement agent to Vector in connection with the sale of the Notes to the purchasers and as a broker with respect to lending the Shares to its customers. Each of Jefferies and any customer of Jefferies may be deemed to be an "underwriter" as that term is defined in the Securities Act of 1933, as amended, with respect to any sale of the Shares.

      At the time a particular offering of shares is made, to the extent required, a prospectus supplement will be distributed which will set forth the amount of shares being offered and the terms of the offering, including the purchase price or public offering price, the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for shares purchased from the Selling Stockholders,

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any discounts, commissions and other items constituting compensation from the
Selling Stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      To comply with the securities laws of some states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration and qualification is available and complied with.

      All costs, expenses and fees for the registration of the shares will be borne by Vector. Commissions and discounts, if any, attributable to the sale of the shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

                                     EXPERTS

      The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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